mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance	March 3, 2011
Mail Stop 3030
Securities and Exchange Commission
Washington, D.C. 20549

Re:	mPhase Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Correspondence dated February 23, 2011
File No. 000-30202

Dear Mr. Mancuso,

This is in response to your comment letter dated February 23, 2011, regarding the proxy and correspondence submitted by mPhase Technologies, Inc. (the “Company”) on February 9, 2011. Our responses to each of your comments are as follows:

1. We have updated our information as of February 25, 2011, and will continue to update the information as necessary to ensure that it is current when we file our revised preliminary proxy.

2. We intend to resolve any comments regarding our pending confidential treatment requests before filing our definitive proxy statement.

3. We have reviewed the prices cited in the last paragraph on page 12 and corrected the September 2007 price to read $.09 rather than $.009 as previously stated. We have also updated what had been a January 2011 price to a price as of February 25, 2011.

4. We have reconciled the number of outstanding shares as of December 31, 2010 in the table on page 13 with the number in the balance sheet of our latest 10-Q as well as corrected and reconciled the numbers presented on pages 12, 14 and 15. Specifically, we added disclosure for a private placement of 25,000,000 shares completed late in the quarter ended December 31, 2010. We have also reviewed our disclosures throughout and made corrections as necessary for accuracy.

5. We have amended the penultimate paragraph on page 14 as follows:

Nevertheless, it is possible such compliance could be challenged in the future by either regulatory agencies or shareholders. In particular, questions regarding the economic risk of JMJ Financial with respect to the collateral required under the secured note delivered by JMJ Financial in payment of the purchase price for the Company’s convertible note could be raised since the secured note contains a prepayment provision allowing JMJ to prepay such note, in full, by returning the convertible note. If a court of law determines that any offer or sale of common stock of the Company received in a conversion by JMJ Financial was not in compliance with Rule 144 then JMJ could be deemed to be an underwriter. The result would be that the Company would have been engaged in a primary offering of common stock through an underwriter in violation of the registration requirements of the Securities Act of 1933, as amended.

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance

In connection with the foregoing, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Martin S. Smiley
EVP, CFO and General Counsel
mPhase Technologies, Inc.